TECHSITE STRATEGIES CORP.

c/o 201 – 1168 Hamilton Street

Vancouver, B.C.

V6B 2S2

(the “Company”)

News Release 2003 – 02

February 19, 2003

TSS-V

The Company is pleased to announce that it has received preliminary TSX Venture Exchange approval to the private placement of up to 383,333 Units in its capital, at $0.15 per Unit, which offering was announced on January 24, 2003.  The Company will now seek final approval to this private placement.

The Company now wishes to announce that is has negotiated the terms of, and will seek regulatory approval to, a non-brokered private placement of up to 10,000,000 units in its capital (the “Unit” or “Units”), at a price of $0.15 per Unit (the “Offering”). Each Unit will consist of one (1) common share and one (1) non-transferable share purchase warrant (the “Warrant” or “Warrants”). Each Warrant will entitle the holder to purchase an additional share in the capital of the Company, for a period of one (1) year from closing, at an exercise price of $0.30.

The Offering, if fully subscribed, will realize $1,500,000.00 to the Company’s treasury.

The Company will utilize the proceeds of this private placement to retire its outstanding debt (approximately $1,200,000.00), to fund the costs associated with the acquisition, by the Company, of an interest (s) in a resource property or properties of merit, and for general working capital purposes

The Company has agreed to pay a finders’ fee of 200,000 Units, which amount is equal to approximately one (2%) per cent of the Offering.

The Company wishes to announce, finally, that Navin F. Verjee, businesswoman, has consented to her appointment to the Company’s board of directors, effective immediately.

ON BEHALF OF THE BOARD OF

TECHSITE STRATEGIES CORP.

__________________________

Andrew Walker

Director

For further information please contact the Company at (604) 681 - 7017, or by fax at (604) 728 - 0972.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

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